WESTHOPE CAPITAL CORP.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

RECEIVED
2005 JAN 24 A 11: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE



January 14, 2005

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450-5th Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-2254

Please find enclosed a copy of the unaudited Interim Financial Statements and Management Discussion and Analysis for the six months ended November 30th, 2004 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

WESTHOPE CAPITAL CORP.

Per: Shereen Dorey

/sd
Encl.

PROCESSED
JAN 24 2005
THOMSON
FINANCIAL

NOTICE TO SHAREHOLDERS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2004

WESTHOPE CAPITAL CORP.

Responsibility for Financial Statements

The accompanying financial statements for Westhope Capital Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the May 31, 2004 audited financial statements. Only changes in accounting policies have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of Westhope Capital Corp. have not performed a review of the unaudited financial statements for the three and six months ended November 30, 2004 and November 30, 2003.

Westhope Capital Corp.
Balance Sheets (Prepared by Management)

	November 30, 2004 (Unaudited)	May 31, 2004 (Audited)
ASSETS		
Current assets		
Cash and short term investments	$ 129,068	$ 172,187
Exploration advances	-	11,988
Sundry receivables	3,852	4,949
	132,920	189,124
Oil and gas interests	36,389	39,389
	$ 169,309	$ 228,513
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 14,740	$ 27,534
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized		
Unlimited number of preference shares, issuable in series		
Unlimited number of common shares		
Issued - 5,844,258 common shares	1,025,001	1,025,001
Deficit	(870,432)	(824,022)
	154,569	200,979
	$ 169,309	$ 228,513

Westhope Capital Corp.

(Prepared by Management - Unaudited)

Statements of Operations and Deficit

	Three Months Ended November 30, 2004	Three Months Ended November 30, 2003	Six Months Ended November 30, 2004	Six Months Ended November 30, 2003
Revenues:				
Oil and gas sales	$ 24,740	$ 13,680	$ 31,082	$ 33,860
Less: Operating costs	(11,662)	(4,800)	(15,223)	(16,812)
	13,078	8,880	15,859	17,048
Expenses:				
Depletion	1,500	2,000	3,000	4,000
Management fees	12,000	6,000	26,000	12,000
Accounting and corporate services	4,939	2,400	9,469	4,800
Legal and audit	1,061	5,837	1,061	5,837
Office and general	6,220	3,067	7,710	4,199
Shareholder relations	13,911	7,289	15,618	9,115
	39,631	26,593	62,858	39,951
Other income:				
Interest income	223	348	589	521
Loss for the period	(26,330)	(17,365)	(46,410)	(22,382)
Deficit, beginning of period	(844,102)	(788,184)	(824,022)	(783,167)
Deficit, end of period	$ (870,432)	$ (805,549)	$ (870,432)	$ (805,549)
Loss per share (Note 3)	$ 0.00	$ 0.00	$ 0.01	$ 0.00
Weighted average number of common shares	5,844,258	5,844,258	5,844,258	5,844,258

Statements of Cash Flows

	Three Months Ended November 30, 2004	Three Months Ended November 30, 2003	Six Months Ended November 30, 2004	Six Months Ended November 30, 2003
Cash flows (used in) provided by:				
Operating activities:				
Loss for the period	$ (26,330)	$ (17,365)	$ (46,410)	$ (22,382)
Adjustment for depletion	1,500	2,000	3,000	4,000
Changes in non-cash working capital:				
Exploration advances	-	-	11,988	-
Sundry receivables	471	(837)	1,097	5,774
Accounts payable and accrued liabilities	(8,092)	10,014	(12,794)	10,065
Changes in cash and short term investments	(32,451)	(6,188)	(43,119)	(2,543)
Cash and short term investments, beginning of period	161,519	192,220	172,187	188,575
Cash and short term investments, end of period	$ 129,068	$ 186,032	$ 129,068	$ 186,032

Westhope Capital Corp.
Notes to Financial Statements
For the Six Months Ended November 30, 2004
(Prepared by Management - Unaudited)

1. Accounting policies

Westhope Capital Corp. (the "Company") is in the business of exploration and sale of oil and natural gas.

The unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended November 30, 2004 are not necessarily indicative of the results that may be expected for the year ending May 31, 2005.

The balance sheet at May 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended May 31, 2004. For further information, refer to the financial statements and notes thereto included in the Company's annual financial statements for the year ended May 31, 2004.

2. Income taxes

The estimated taxable income for the period is $nil. Based upon the level of historical taxable income, it cannot be reasonably determined whether the company will realize the benefits of future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated temporary difference valuation allowance. This temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for income tax purposes, refer to the audited financial statements for the year ended May 31, 2004. The benefits for these losses and the estimated loss for the period ended have not been recognized in these financial statements.

3. Loss per share

The loss per share figures are calculated using the weighted monthly average number of common shares outstanding during the period.

4. Management agreement

As of November 30, 2004, the Company has paid a total of $26,000 to the promoter of the Company for managing and supervising the affairs of the Company.

5. Segmented Information

The Company's operations comprise a single reporting operating segment engaged in the exploration and sale of oil and natural gas. As the operations comprise a single reporting segment amounts disclosed in the financial statements for oil and gas sales, interest income, loss for the period and depletion also represent segment amounts.

All of the Company's operations and oil and gas interests are situated in Canada.

Westhope Capital Corp.
Supplement to Financial Statements
For the Six Months Ended November 30, 2004
(Prepared by Management - Unaudited)

As of January 7, 2005, there were 5,844,258 common shares outstanding.

Management's Discussion and Analysis – Second Quarter ended November 30, 2004

This management discussion and analysis ("MD&A") of results of operations and financial condition of Westhope Capital ("Westhope" or "the Company") describes the operating and audited financial results of the Company for the second quarter ended November 30, 2004 ("second quarter 2005"). The MD&A should be read in conjunction with Westhope's un-audited consolidated financial statements and related notes for the second quarter 2005 and fiscal year 2004. The Company prepares and files its financial statements in accordance with Canadian generally accepted accounting principles.

This MD&A contains forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business, the energy market and the economic environment in which it operates. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Statements speak only as of the date on which they are made.

Date of MD&A

This MD&A was prepared on January 7, 2005.

Overall Performance

Westhope is involved in the exploration, drilling and sale of oil and natural gas in southwestern Ontario. The Company has working interests in the following portfolio of oil and gas properties.

	County	Working interest	Royalty to landowner	May 31, 2004 book value
Two oil wells, in production	Essex	15%	17.5%	$13,902
Natural gas well, in production	Elgin	20%	17.5%	6,687
Natural gas wells, abandoned	Lambton	10%	12.5%	0
Dry hole	Huron	10%	15.5%	1,724
Oil well, in production	Lambton	15%	12.5%	17,076
Total				$39,389

Production

Westhope has four wells in production, which have produced 63% of their estimated total gas reserves and 60% of their estimated oil reserves up to October 26, 2004.

Well	Estimated Original Reserves (cubic meters)	Produced To Date October 26, 2004 (cubic meters)	Percentage Produced To Date
Tundra #4 (gas)	1,597,000	1,017,000	63.4%
Gosfield S. 2-34-V (oil)	2,023	1,145	56.6%
Gosfield S. 4-24-V (oil)	356	321	90.1%
Clearbeach #6 (oil)	266	131	49.2%

These properties are viewed as mature production properties with minimal opportunities for increasing output through either enhanced productivity from existing wells or additional drilling. Westhope currently has no plans for further exploration activity on these properties.

Results of Operations

Second Quarter 2005

Westhope's revenue stream is dependant on sales from producing properties and a royalty interest from one additional property. Net revenue from producing properties increased in the three months ended November 30, 2004, due to higher oils prices and/or increased production. Expenses increased from the same quarter the previous year due higher cost of production, causing higher net losses for both three- and six-month periods.

Outlook

The global commodity market price of oil increased substantially from approximately $41 per barrel in 2002 to $54/barrel in 2004, due to the global growth in demand, and is projected by BMO Nesbitt Burns to drop to $47/barrel in 2005. The price of natural gas increased from approximately $4.10 per million cubic feet in 2002 to $6.40/mcf in 2004, and is projected by BMO Nesbitt Burns to drop to $6/mcfl in 2005 as inventories increase.

Production is expected to decline approximately 14% and 18% annually for the oil and gas properties respectively over the next few years. As a high proportion of operating costs are fixed, net revenues from the properties are anticipated to decline by approximately 30% annually.

	Three months ended Nov.30, 2004	Three months ended Nov.30, 2003	Three months ended Aug. 31, 2004
Revenue from oil and gas sales (net of operating costs)	$ 13,078	$ 8,880	$ 2,781
Expenses	39,631	26,593	23,227
Net income (loss) (including interest income)	(26,330)	(17,365)	(20,080)
Net income (loss) per share	(0.00)	(0.00)	(0.00)
Cash flows from (used in) operating activities	(32,451)	(6,188)	(10,668)
Cash and cash equivalents, end of period	129,068	186,032	161,519
Assets	169,309	249,140	203,730
Long-term liabilities	0	0	0
Dividends	0	0	0

	Six months ended Nov.30, 2004	Six months ended Nov.30, 2003
Revenue from oil and gas sales (net of operating costs)	$ 15,859	$ 17,048
Expenses	62,858	39,951
Net income (loss) (including interest income)	(46,410)	(22,382)
Net income (loss) per share	(0.01)	(0.00)
Cash flows from (used in) operating activities	(43,119)	(2,543)
Cash and cash equivalents, end of period	129,068	186,032
Assets	169,309	249,140
Long-term liabilities	0	0
Dividends	0	0

Summary of Quarterly Results

The following tables set out financial performance highlights for previous quarters.

	Fourth Quarter May 31, 2004	**Third Quarter** Feb. 29, 2004	**Second Quarter** Nov. 30, 2003	**First Quarter** Aug. 31, 2003
Revenue from oil and gas sales (net of operating costs)	$ 14,359	$ 8,291	$ 8,880	$ 8,168
Expenses	23,345	18,412	26,593	13,358
Net income (loss)	(8,669)	(9,804)	(17,365)	(5,017)
Net income (loss) per share	(0.00)	(0.00)	(0.00)	(0.00)
Cash flows from (used in) operating activities	1,470	(15,315)	(6,188)	3,645
Cash and cash equivalents, end of period	172,187	170,117	186,032	192,220
Assets	228,513	233,416	249,140	256,491
Long-term liabilities	0	0	0	0
Dividends	0	0	0	0

	Fourth Quarter May 31, 2003	**Third Quarter** Feb. 28, 2003
Revenue from oil and gas sales (net of operating costs)	$ 2,716	$ 2,919
Expenses	18,926	15,415
Net income (loss)	(15,864)	(12,215)
Net income (loss) per share	(0.00)	(0.00)
Cash flows from (used in) operating activities	25,665	(5,074)
Cash and cash equivalents, end of period	188,575	169,391
Assets	261,457	273,574
Long-term liabilities	0	0
Dividends	0	0

Liquidity and Capital Resources

Westhope recorded working capital of $118,180 as at November 30, 2004 ($161,590 at year end May 31, 2004) and cash & cash equivalents of $129,068 ($172,187 at year end 2004).

Based on assumptions about remaining resource reserves, future production, revenues and costs, Westhope expects to have sufficient cash reserves to maintain production throughout 2005 and 2006.

Thereafter, the Company will need new sources of capital to allow its participation in any new wells. Westhope currently does not have any credit facilities with financial institutions, nor sufficient information about the trading price and market capitalization of its shares. Whereas no new sources of capital have been identified, the Company management would consider a merger with another oil and gas producer.

Since no significant capital expenditures are planned, management believes that it can continue operations in the short term with the Company's current capital resources.

Off-Balance-Sheet Arrangements

The Company has not entered into any off-balance-sheet arrangements.

Transactions with Related Parties
As of November 30, 2004, Westhope paid $26,000 to the promoter of the company for managing and supervising its affairs.

Proposed Transactions
There are no proposed transactions at this time.

Critical Accounting Estimates
Westhope did not rely on any critical accounting estimates in most recent fiscal quarter .

Changes in Accounting Policies
There were no changes to accounting policies in the most recent fiscal quarter.

Financial and Other Instruments
The Company has not made use of any hedging or other financial instruments.

Risks and Uncertainties
Westhope's business of exploring, developing, acquiring and producing oil and gas involves a variety of operational, financial and regulatory risks that are typical in the energy industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and Westhope common shares should be considered very or highly speculative.

Disclosure of Outstanding Share Data
Westhope common shares are traded on the Canadian Unlisted Board (CUB) over-the-counter system under the symbol WHCC, however, this market is not visible to shareholders due to recent Ontario Securities Commission regulations. On January 7, 2005 the Company had 5,844,258 common shares outstanding.

Additional Information
Additional information relating to Westhope is available on the Internet at the SEDAR website located at www.sedar.com.